Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 25, 2018

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Bendon Group Holdings Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed April 23, 2018

File No.: 333-223786

Dear Mr. Reynolds:

On behalf of Bendon Group Holdings Limited (the “Company”), we respond as follows to the Staff’s comment letter, dated April 24, 2018, relating to the above-captioned Registration Statement on Form F-4 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to comment 1. We also note your risk factor disclosure that if Nasdaq does not approve Holdco’s application for listing, the Transactions will not be completed. Please provide the information stockholders need to assess the magnitude of the risk. For example, if there are any known conditions that Holdco may not be able to meet for listing approval, please disclose.

We have revised the disclosure on the cover page of the prospectus and on pages 14, 47 and 91 of the Registration Statement, as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc: Mr. Justin Davis-Rice